EXHIBIT 1

SANDELL NOMINATES SLATE OF SIX CANDIDATES FOR ELECTION TO THE BOARD OF DIRECTORS OF ETHAN ALLEN INTERIORS INC.

Highly-Qualified Nominees Have Experience Needed to Implement Value-Creating Change

Sandell Believes Company’s Underperformance Stems from Poor Governance Practices Personified by a Stale, Entrenched Board and “Imperial CEO”

Outrageous “Dead Hand” Entrenchment Provision in Company’s Certificate of Incorporation Emblematic of Poor Governance Practices

New York (September 15, 2015) - Sandell Asset Management Corp. (“Sandell”), together with its affiliates the owner of approximately 5.5%1 of the shares of Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”) (NYSE:ETH), today announced that it has nominated the following slate of six candidates to the Board of Directors (the “Board”) of Ethan Allen:

  Edward Glickman – Former President of Pennsylvania Real Estate Investment Trust
  Kathy Herbert – Former Executive Vice President of Human Resources at Albertson’s, Inc.
  Richard Mansouri – Managing Director at Sandell Asset Management Corp.
  Annelise Osborne – Senior Vice President at Moody’s Investor Service
  Ken Pilot – Former President of ABC Carpet & Home
  Alex Wolf – Former Partner/Managing Director at Cerberus Capital Management, L.P.

This slate of Director candidates is comprised of an array of highly-qualified individuals, together possessing relevant skills across the areas of retailing, finance, and governance, who we believe will be able to implement significant, value-creating change at the Company.

Underperformance

Shareholders of Ethan Allen have suffered years of underperformance versus the Company’s own selected proxy peers under the leadership of Chairman and CEO Farooq Kathwari and its Board of Directors, as the following chart illustrates:

1 Including certain affiliates not participating in any solicitation with respect to the Company.

Source: Bloomberg (as of 7/8/15, the day prior to media reports of private equity interest). Proxy peers include BSET,HVT,HNI,KNL,LZB,MLHR,PIR,RL,SCS,SCSS,TPX,TIF,WSM. Excludes CPWM and SKS due to their acquisition in 2012 and 2013, respectively, and FBN due to its bankruptcy in 2013.

Shareholders should not be misled by comments such as those made by Mr. Kathwari in the Company’s August 27 press release where he attempted to characterize Ethan Allen’s returns as “strong” when in reality we believe that shareholder returns have been nothing short of abysmal. Unfortunately, this poor performance extends to the Company’s ability to generate revenue as well, as Ethan Allen has fallen dramatically behind what in our opinion are its most comparable home furniture competitors2 over the last five years in terms of the key retailing operational metric of revenue growth. The following chart illustrates in detail the Company’s wide gap in revenue growth relative to these competitors, as these other retailers have grown revenue much more substantially than Ethan Allen:

Source: SEC filings.

2 We believe the most comparable home furniture competitors are Restoration Hardware, Bassett Furniture, Williams-Sonoma, Pier 1 Imports, Haverty Furniture, and La-Z-Boy, as we have chosen companies that are primarily involved in the sale of home furnishings as opposed to the sale of office furniture or bedding/mattresses.

Poor Governance – The Root Cause of Underperformance

In our view, these unacceptable results stem from what we believe to be the Company’s sub-optimal fiscal policies and inefficient allocation of shareholder capital over the last several years, as well as Ethan Allen’s inability to evolve its merchandising and marketing strategy to appeal to modern consumers against a retail backdrop of increasing online sales. It is our belief that these underlying issues can be traced to one root cause, namely poor corporate governance, as we believe that Ethan Allen is a company rife with poor governance practices in the form of a stale and entrenched board led by what in our opinion is the prototypical “Imperial CEO.”

A Stale Board

The Board of Ethan Allen is a stale Board, with an average Director tenure of 14.4 years based on the Company’s 2014 proxy statement and prior to the addition of a new Director following our active engagement with the Company. Furthermore, four Directors have served on the Board for more than 10 years and three of these four Directors have served on the Board for well over 20 years. This is far in excess of the 8.4 year average tenure of a board member in the S&P 500 according to the 2014 Spencer Stuart Board Index. We believe that so many long-tenured directors serving alongside a long-tenured CEO is a poor governance practice that can result in complacency and a general reluctance to embrace change.

The fact that Ethan Allen owns a vast array of valuable real estate properties, including a 200-room hotel, yet has refused to explore methods to unlock the hundreds of millions of dollars of trapped value associated with this real estate is in our view an example of this Board’s unacceptable complacency. Shareholders should not forget that while the Company recently announced its “intent” - following our recent critical public letter - to raise incremental long-term debt financing, Ethan Allen has maintained an under-levered balance sheet for many years amidst a remarkably low interest rate environment, and we believe this serves as further evidence that the Board has been unwilling, unless pressured by shareholders like ourselves, to pursue methods to create value through a more efficient capital structure.

In our view, this stale and outdated way of thinking does not simply relate to the Company’s financial and real estate policies, but has negatively impacted Ethan Allen’s operational performance as measured by the key retailing metric of revenue growth. Notably, the Company’s sales have shown anemic growth over the last five years, while other competitors have witnessed greater sales growth and market share gains at the expense of retailers like Ethan Allen. Furthermore, Ethan Allen generates very little online revenue, currently estimated at between 2% to 5% of sales based on various analyst reports. While the “Ethan Allen” brand is truly iconic in its connotation of quality furniture, we believe this brand equity has been squandered by management as Ethan Allen has continued to struggle to generate sales in recent years.

An Entrenched Board

Ethan Allen’s Certificate of Incorporation contains, in our view, a truly outrageous director entrenchment provision. In a remnant of what is a seemingly archaic governance policy, the Company’s “Article Fifth” in its Certificate of Incorporation has a provision that can strip the rights of shareholder-elected directors to approve various business transactions if such directors were elected following the emergence of a shareholder owning more than 5% of the Company’s stock. Such provision grants authority only to “Continuing Directors” to approve various business transactions, with “Continuing Directors” essentially defined as Directors who were on the Board on April 1, 1993 or who were recommended to the Board by a “Continuing Director.”

This “dead hand” provision allows Farooq Kathwari and the current Directors who were present on April 1, 1993, namely Clinton Clark and Kristin Gamble, and only subsequent Directors that they themselves approved, to entrench themselves in a manner that gives them effective control over many types of business transactions, including a sale of the Company. Taken to its logical extreme, even if every single shareholder wanted the Company to engage in any number of business transactions, only Farooq Kathwari, along with certain long-standing Board members and their chosen colleagues, would have the authority to approve any transaction resulting from the actions taken by a shareholder owning more than 5% of the Company. This provision serves to undermine the most basic right of shareholders, namely the right to be represented by directors that are empowered by and accountable to those shareholders, and can effectively render powerless certain directors elected by shareholders with respect to certain business transactions.

An Imperial CEO (with no Known Plans for Succession)

An “Imperial CEO” who serves as both chairman of a company’s board of directors as well as its chief executive officer is a well-recognized corporate governance problem. Farooq Kathwari is the prototypical Imperial CEO, as he serves as not only Chairman and CEO but also as President. Not only is there no separate President at the Company, but there is no current separate role of Chief Operating Officer. This type of arrangement creates an inherent conflict of interest, leads to a reduction in management accountability, and lessens the independence and objectivity of the entire board. It is because of this phenomenon that a great many S&P 500 companies have already taken steps to separate the role of the Chairman and CEO.

Possibly more troubling than the fact that he serves a dual (actually triple) role is the fact that Mr. Kathwari, who is 71 years old, has not made known any succession plans. We believe that Mr. Kathwari’s apparent vise-like grip on all aspects of the executive suite poses a risk that the Board of Directors has seemingly failed to address. Ethan Allen itself acknowledges that a fundamental part of the Board’s role is to provide risk management oversight and we believe that it has failed in this most basic role of ensuring management continuity.

Solution - A New and Improved Board

We believe that Ethan Allen is in desperate need of a new and improved Board comprised of highly-qualified individuals capable of bringing fresh perspective and new ideas to the Company. We believe the following candidates possess the experience and acumen necessary to effect change in a manner that would create significant value for all shareholders.

  Edward Glickman – Currently the Executive Chair of FG Asset Management US, an asset management and investment firm, since 2013, Edward Glickman has over 25 years of real estate experience encompassing both operations and finance. He was the President, Chief Operating Officer, and Trustee of a multi-billion dollar publicly-traded REIT, the Pennsylvania Real Estate Investment Trust (“PREIT”), from 2004 until 2012, and had previously served as Executive Vice President and Chief Financial Officer of PREIT from 1997 to 2004. Having taught at NYU since 2002, Mr. Glickman served as the Executive Director of the Center for Real Estate Finance Research and Clinical Professor of Finance at New York University’s Stern School of Business and currently holds an Adjunct appointment at Drexel University’s LeBow College of Business. Mr. Glickman currently sits on the board of directors of Equity Commonwealth, a publicly-traded REIT. Mr. Glickman graduated from the University of Pennsylvania with a B.S. from The Wharton School and a B.A.S. from the College of Engineering and Applied Science and received an M.B.A. from the Harvard Graduate School of Business Administration.

  Kathy Herbert – With 35 years of experience in human resources and operations in the retail space, Kathy Herbert brings a wealth of practical expertise to solve complex, cross-functional business problems. Ms. Herbert was Executive Vice President of Human Resources at the $44 billion food and drug retailer Albertsons, Inc. from 2001 to 2006, having joined the company from Jewel-Osco, which was acquired by Albertson’s. While at Jewel-Osco from 1969 to 2001, Ms. Herbert took on a number of progressive roles including Vice-President of Human Resources, where she was responsible for developing plans to integrate senior leadership upon the acquisition of Jewel Osco by Albertson’s as well developing plans for management succession. She was on the Board of Directors of Covidien, a $10 billion global healthcare company from 2007 to 2012, and currently serves on the board of directors of the private packaged foods company Hooray Puree. Ms. Herbert has an M.B.A. from Lake Forest Graduate School of Management.

  Richard Mansouri – As a Managing Director at Sandell Asset Management Corp. since 2013, Richard Mansouri is responsible for the research and analysis of numerous publicly-traded equity securities and has been instrumental in expanding Sandell’s shareholder activist efforts in the United States. Having developed specialized knowledge involving situations with an activist or governance-oriented component, Mr. Mansouri has over 20 years of investment experience across a number of industries beginning at Elliott Associates, L.P. from 1995 to 2001, where he was a Senior Analyst/Portfolio Manager. Mr. Mansouri has subsequently worked as a Partner/Member at Para Advisors LLC, Portfolio Manager and Head of Research at DellaCamera Capital Management, LLC, and Portfolio Manager and Managing Member of Ridge Road Asset Management LLC. Mr. Mansouri graduated magna cum laude from the University of Pennsylvania with a Bachelor of Science in Economics from The Wharton School and a Bachelor of Science in Engineering from The Moore School of Electrical Engineering.

  Annelise Osborne – Senior Vice President in the Commercial Real Estate Finance Group at Moody’s Investor Service, Annelise Osborne has 16 years of finance experience that encompasses the evaluation of a wide range of transactions. Ms. Osborne has a vast breadth of knowledge in real estate, credit, and structured finance. She has led sizable teams of analysts involved in developing and analyzing credit ratings involving floating and fixed rate credits across various asset classes and real estate property types. She has served as a rating committee chair and has contributed to firm-wide methodology and quantitative framework for the valuation and analysis of loans. Ms. Osborne held positions at Jones Lang LaSalle and W.P. Carey spanning transactional and asset management disciplines. She is active in leadership positions at the Commercial Real Estate Finance Council; has served on two charitable boards; and has lectured at Columbia and NYU. She graduated with a B.A. degree in Economics from The College of William and Mary and has an M.B.A. from Columbia Business School.

  Ken Pilot – Ken Pilot has over 30 years of experience across all aspects of the retail business including merchandising, operations, e-commerce, logistics, sourcing and production and has particularly valuable expertise in home furnishing retailing as the former President of ABC Carpet & Home from 2010 until May of 2015. During Mr. Pilot’s tenure as President, ABC Carpet doubled in profitability over a three year period and saw a sharp turnaround in comp store sales, which increased during his leadership to over +20% from a previous level of -7%. Currently the co-founder of Pilot Consulting Practice LLC, Mr. Pilot worked at Gap, Inc. from 1989 to 2002, where he launched Gap Outlet, was President of Gap International, and ultimately served as President of Gap Global overseeing merchandising, sourcing, store operations, finance, and human resources, with revenues in excess of $4 billion. He subsequently served as President of Polo Ralph Lauren Factory Stores and New Business Development, President of the Martin and Osa concept at American Eagle Outfitters, and CEO of RobotGalaxy. He graduated with a B.A. degree in History from Colgate University in 1983.

  Alex Wolf - As a former Partner/Managing Director in the Private Equity Group at Cerberus Capital Management, L.P. where he worked from 2001 to 2012, Mr. Wolf has been involved in the acquisition and post-acquisition management of numerous companies across a wide variety of industries involving billions of dollars of committed equity capital.  Mr. Wolf is currently the Founder and Managing Partner of Kingswood Capital Management, a private investment firm focused on building a portfolio of high-quality middle market companies.  Prior to joining Cerberus, Mr. Wolf was in the Mezzanine and Private Equity Group at Ares Management, where he worked from 1997 to 1999.  Mr. Wolf graduated with a B.A. degree from Duke University and has an M.B.A. from the Stanford University Graduate School of Business.

Value-Creating Change

The preceding candidates, if elected and in accordance with their independent judgment and fiduciary duties, would work together to oversee a strategy that contemplates change to many of the Company’s current policies in order to create significant value for the shareholders of Ethan Allen. We believe that this strategic vision should involve change across three key areas - Retailing, Finance, and Governance.

Retailing - Enhance revenue growth through a combination of re-merchandising initiatives and a re-branding effort overseen by a sub-set of the Board and aided by the retention of an experienced retail consulting firm. Devote further efforts to increase online sales from existing levels, currently estimated at between 2% and 5% of overall revenue.

Finance – Optimize capital structure to ensure appropriate balance of debt and equity. Retain a financial advisor to analyze and implement plan to extract value from retail and industrial real estate assets in a balanced and methodical manner. Review credible acquisition proposals, should any be received, for potential maximization of value.

Governance – Update governance policies to ensure greater shareholder accountability and management oversight. Implement management succession plans and recruit seasoned operational executives to occupy key operational roles.

We believe that the implementation of the foregoing strategic changes discussed above would result in the creation of meaningful value for the benefit of all Ethan Allen shareholders, who are the true owners of the Company. We look forward to introducing these candidates to shareholders in the next several weeks as we discuss in greater detail the ways in which we believe this dedicated group of individuals can help the Company achieve a higher valuation and reposition Ethan Allen in manner that befits its iconic brand name.

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

 Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Okapi Partners LLC

Bruce Goldfarb, 212-297-0722 or Chuck Garske, 212-297-0724

Sloane & Company

Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

SANDELL ASSET MANAGEMENT CORP., CASTLERIGG MASTER INVESTMENTS LTD., CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD., CASTLERIGG ACTIVE INVESTMENT FUND, LTD., CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, L.P., CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD., CASTLERIGG EQUITY EVENT AND ARBITRAGE FUND, AND THOMAS E. SANDELL (COLLECTIVELY, THE “PARTICIPANTS”), INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF ETHAN ALLEN INTERIORS INC. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2015 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON SEPTEMBER 15, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.